# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Top KingWin Ltd, CIK 0001938865
CUSIP: G8923U103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: ROOM 1304, BLG NO. 25, TIAN'AN HQ CENTER, NO. 555, NORTH PANYU AVE., DONGHUAN ST., Guangzhou, China (F4), 511400
Date of event which requires filing of this statement: 11/26/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001947975

## Reporting persons
- ATW Opportunities Master Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,425,810; sole dispositive power 0; shared dispositive power 19,425,810; aggregate amount beneficially owned 19,425,810 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- JAK Opportunities VIII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,425,810; sole dispositive power 0; shared dispositive power 19,425,810; aggregate amount beneficially owned 19,425,810 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- ATW Partners Opportunities Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,425,810; sole dispositive power 0; shared dispositive power 19,425,810; aggregate amount beneficially owned 19,425,810 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Kerry Propper: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,425,810; sole dispositive power 0; shared dispositive power 19,425,810; aggregate amount beneficially owned 19,425,810 (9.9% of the class)
  Comment: Please see note in Item 4(a).
- Antonio Ruiz-Gimenez: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 19,425,810; sole dispositive power 0; shared dispositive power 19,425,810; aggregate amount beneficially owned 19,425,810 (9.9% of the class)
  Comment: Please see note in Item 4(a).

## Item 1. Issuer
Name of issuer: Top KingWin Ltd
Address of issuer's principal executive offices: ROOM 1304, BLG NO. 25, TIAN'AN HQ CENTER, NO. 555, NORTH PANYU AVE., DONGHUAN ST., Guangzhou, CHINA, 511400.

## Item 2. Person Filing
Name of person filing:
ATW Opportunities Master Fund II, L.P.*

JAK Opportunities VIII LLC *

ATW Partners Opportunities Management, LLC*

Antonio Ruiz-Gimenez*

Kerry Propper*
Address of principal business office or, if none, residence:
1 Pennsylvania Plaza, 48th Floor

New York, New York 10119
Citizenship:
ATW Opportunities Master Fund II, L.P. - Delaware

JAK Opportunities VIII LLC - Delaware

ATW Partners Opportunities Management, LLC - Delaware

Antonio Ruiz-Gimenez - Spain

Kerry Propper - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ATW Opportunities Master Fund II, L.P. - 19,425,810*

JAK Opportunities VIII LLC - 19,425,810*

ATW Partners Opportunities Management, LLC - 19,425,810*

Antonio Ruiz-Gimenez - 19,425,810*

Kerry Propper - 19,425,810*

*The Class A Ordinary Shares (the "Shares") reported herein represents Shares which JAK Opportunities VIII LLC (the "Holding Company") can acquire within sixty (60) days through the exercise of convertible debt issued by Top KingWin Ltd (the "Issuer") on November 26, 2024. The Holding Company is wholly owned by the private fund, ATW Opportunities Master Fund II, L.P. (the "Fund"). ATW Partners Opportunities Management, LLC (the "Adviser") serves as the investment manager to the Fund. Antonio Ruiz-Gimenez and Kerry Propper serve as the managing members of the Adviser (the "Managing Members," and collectively with the Holding Company, Fund, and Adviser, the "Reporting Persons"). By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Holding Company.

As of the date of this filing, the Holding Company holds convertible debt which is exercisable into Shares. Further, Holding Company's convertible debt is subject to a blocker which prevents the Holding Company from exercising its convertible debt to purchase Shares or otherwise convert such instruments into Shares to the extent that, upon such exercise, the Holding Company, together with its affiliates would beneficially own in excess of 9.99% of the Shares outstanding as a result of such exercise or conversion (the "Blocker").

As such, the percent of class reported herein is giving effect to the Blocker and is based upon a statement in the Issuer's Form F-3/A filed on December 16, 2024 that there were 175,026,751 Shares outstanding as of November 5, 2024 plus the approximate total number of Shares that the Reporting Persons can acquire upon the conversion of its convertible debt subject to the Blocker in accordance with Rule 13d-3(d)(1)(i) under the Act.

This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person's pecuniary interest, if any, therein.
Percent of class:
ATW Opportunities Master Fund II, L.P. - 9.9%

JAK Opportunities VIII LLC - 9.9%

ATW Partners Opportunities Management, LLC - 9.9%

Antonio Ruiz-Gimenez - 9.9%

Kerry Propper - 9.9
Sole power to vote or to direct the vote:
ATW Opportunities Master Fund II, L.P. - 0

JAK Opportunities VIII LLC - 0

ATW Partners Opportunities Management, LLC - 0

Antonio Ruiz-Gimenez - 0

Kerry Propper - 0
Shared power to vote or to direct the vote:
ATW Opportunities Master Fund II, L.P. - 19,425,810*

JAK Opportunities VIII LLC - 19,425,810*

ATW Partners Opportunities Management, LLC - 19,425,810*

Antonio Ruiz-Gimenez - 19,425,810*

Kerry Propper - 19,425,810*
Sole power to dispose or to direct the disposition:
ATW Opportunities Master Fund II, L.P. - 0

JAK Opportunities VIII LLC - 0

ATW Partners Opportunities Management, LLC - 0

Antonio Ruiz-Gimenez - 0

Kerry Propper - 0
Shared power to dispose or to direct the disposition:
ATW Opportunities Master Fund II, L.P. - 19,425,810*

JAK Opportunities VIII LLC - 19,425,810*

ATW Partners Opportunities Management, LLC - 19,425,810*

Antonio Ruiz-Gimenez - 19,425,810*

Kerry Propper - 19,425,810*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit I - JOINT FILING STATEMENT

## Signatures
- ATW Opportunities Master Fund II, L.P.: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez, Managing Member of the General Partner (12/26/2024)
- JAK Opportunities VIII LLC: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez, Managing Member of its Manager (12/26/2024)
- ATW Partners Opportunities Management, LLC: /s/ Antonio Ruiz-Gimenez, Antonio Ruiz-Gimenez, Managing Member (12/26/2024)
- Kerry Propper: /s/ Kerry Propper, Individually (12/26/2024)
- Antonio Ruiz-Gimenez: /s/ Antonio Ruiz-Gimenez, Individually (12/26/2024)